BAKER & MCKENZIE

貝克·麥堅時律師事務所

[redacted]

08003577

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2008 JUL -7 A 7:35

June 17, 2008

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

HUADIAN 12g3-2(b)
File No. 82-4932

SUPPL

Division of Corporation Finance
- International Mail Stop 3-2

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated May 23, 2008, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2336 or 011-852-2846-1607 or by facsimile at 011-852-2845-0476. On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

PROCESSED
JUL 0 8 2008
THOMSON REUTERS

pp. Ingrid Chiu

Chun-Hui Lin / Ingrid Chiu

Encl.

7/7

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission on May 23, 2008:

1. Resignation of Director, released on June 16, 2008.
2. Revised Proxy Form for Use at the Annual General Meeting, released on June 16, 2008.
3. Supplemental Notice of Annual General Meeting, released on June 16, 2008.

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

RESIGNATION OF DIRECTOR

On 16 June 2008, Mr. Cao Peixi, the Chairman of the Company, tendered his resignation as director and Chairman of the fourth session of the Board of the Company, effective on the same date. Mr. Chen Feihu, the Vice Chairman of the Company, will serve as the Acting Chairman of the Board with immediate effect until the election of the new Chairman.

Due to change of work arrangement, Mr. Cao Peixi, Chairman of the board of directors (the "Board") of Huadian Power International Corporation Limited* (the "Company") has left his position in China Huadian Corporation* (the controlling shareholder of the Company), and accordingly tendered his resignation report in writing to the Board on 16 June 2008 to resign from the positions of director and Chairman of the fourth session of the Board of the Company and chairman of the Strategic Committee of the fourth session of the Board, effective on the same date. Mr. Cao Peixi confirmed that he does not have any disagreement with the Company and he is not aware of any matter in relation to his resignation that needs to be brought to the attention of the shareholders of the Company. According to the requirements of the applicable laws, Mr. Chen Feihu has been elected by more than one half of the directors of the 29th meeting of the fourth session of the Board of the Company to be the Acting Chairman of the Board with immediate effect until the new Chairman has been elected.

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing

Secretary to the Board

As at the date of this announcement, the board of directors of the Company comprises:
Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Peng Xingyu (Non-executive Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director), Zhong Tonglin (Executive Director), Zhao Jinghua (Independent non-executive Director), Ding Huiping (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC
16 June 2008

**For identification purpose only*

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock Code: 1071)

REVISED PROXY FORM FOR USE AT THE ANNUAL GENERAL MEETING

I/We, ______________________ with H share shareholder account number (if applicable): ______________________
of ______________________ *(Note 1)*, being registered holder(s) of ______________ domestic shares/ ______________ H shares *(Note 2)* in 華電國際電力股份有限公司 Huadian Power International Corporation Limited* (the "Company"), **HEREBY APPOINT THE CHAIRMAN OF THE MEETING** or ______________________
of ______________________ *(Note 3)* as my/our proxy to attend and act for me/us at the annual general meeting of the Company (the "AGM") to be held at China People's Palace, No.1 Zhenwumiao Road, Xicheng District, Beijing, the PRC (中國北京市西城區真武廟路1號中國職工之家) at 9:00 a.m. on Monday, 30 June 2008 or at any adjournment thereof and to vote for me/us on my/our behalf at such meeting or at any adjournment thereof in respect of the resolutions set out in the notice of the AGM dated 14 May 2008 as modified by the supplemental notice of the AGM dated 16 June 2008 (the "**Notice of AGM**") as hereunder indicated, or if no such indication is given, as my/our proxy thinks fit. Capitalized terms used in this proxy form shall have the same meanings as defined in the Notice of AGM unless otherwise expressly defined in this proxy form.

	RESOLUTIONS	FOR *(Note 4)*	AGAINST *(Note 4)*
	SPECIAL RESOLUTIONS		
1.	To consider and approve the resolution in relation to the issuance of short-term debentures by the Company		
2.	To consider and approve the resolution in relation to the granting of general mandate		
3.	To consider and approve the resolution in relation to the amendments to the Articles of Association (including amendments to the Code on Shareholders' Meetings) and to authorize the Board to do all such things as necessary in connection with such amendments		
	ORDINARY RESOLUTIONS		
4.	To consider and approve the working report of the Board for the year ended 31 December 2007		
5.	To consider and approve the working report of the Supervisory Committee for the year ended 31 December 2007		
6.	To consider and approve the audited financial statements of the Company for the year ended 31 December 2007		
7.	To consider and approve the proposed profit distribution proposal of the Company for the year ended 31 December 2007, and to authorize the Board to distribute such dividends to the Shareholders		
8.	To consider and approve the re-appointments of KPMG and KPMG Huazhen as international and domestic auditors of the Company respectively, for the year ended 31 December 2008, and to authorize the Board to determine their remuneration		
9.	To consider and approve the report of the Independent Non-executive Directors for the year ended 31 December 2007		
10.	To consider, approve and confirm the Financial Services Agreement dated 25 April 2008 between the Company and Huadian Finance in respect of the supply of certain financial services by Huadian Finance to the Group, the provision of deposit services contemplated thereunder, and the Proposed Deposit Caps, and to ratify the authorization granted to an executive Director or financial controller of the Company to sign the Financial Services Agreement, sign all such documents and/or do all such things and acts as he/she may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions contemplated under the Financial Services Agreement or any matter incidental thereto		
11.	To consider, approve and confirm by way of separate ordinary resolutions, each of the following resolutions in relation to the provision of loan guarantees by the Company and to authorise the general manager or financial controller of the Company to execute the relevant guarantee agreements and documents and to authorise the secretary to the Board to make timely disclosure of the relevant guarantee matters as required by the regulatory authorities		
	11.1 loan guarantee in the amount of RMB250 million to Suzhou Biomass Energy Company		
	11.2 loan guarantee in the amount of RMB200 million to Ningdong Wind Company		
	11.3 technical assistance loan guarantee in the amount of RMB100 million to Luding Hydropower Company		
12.	To consider, approve, confirm and ratify the provision of loan guarantee with an accumulated aggregate amount of RMB201.66 million to Longtan Company by Guangan Company and to authorise the general manager of Guangan Company and his/her authorised persons to sign the relevant guarantee agreements and necessary documents and to authorise the secretary to the Board to make timely disclosure of the relevant guarantee matters as required by the regulatory authorities		

	RESOLUTIONS	FOR (*Note 4*)	AGAINST (*Note 4*)
13.	To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to the election or re-election (as applicable) and appointment of the following persons as the Directors of the fifth session of the Board for a term of three years, commencing from the conclusion of the AGM, and expiring at the conclusion of the Shareholders' meeting appointing the Directors of the sixth session of the Board in or about June 2011 and to authorize the Board to determine and finalize the remuneration of the Independent Non-Executive Directors		
	Re-election and Appointment of Directors		
	13.1 INTENTIONALLY LEFT BLANK		
	13.2 Chen Feihu		
	13.3. Chen Jianhua		
	13.4 Wang Yingli		
	13.5 Chen Bin		
	13.6 Zhong Tonglin		
	13.7 Zhao Jinghua		
	13.8 Ding Huiping		
	13.9 Wang Chuanshun		
	13.10 Hu Yuanmu		
	Election and Appointment of Directors		
	13.11 Meng Fanli		
	13.12 Chu Yu		
	13.13 Yun Gongmin		
14.	To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to the election and appointment of the following persons as the Supervisors (not representing the employees of the Company) of the fifth session of the Supervisory Committee for a term of three years, commencing from the conclusion of the AGM, and expiring at the conclusion of the Shareholders' meeting appointing the Supervisors (not representing the employees of the Company) of the sixth session of the Supervisory Committee in or about June 2011		
	14.1 Li Xiaopeng		
	14.2 Peng Xingyu		

Signature (*Note 5*) ______________________ Date: ______________________ 2008

Notes:

1. Please insert full name and address in block capitals.

2. Please delete as appropriate and insert the number of shares in the Company registered in your name and to which this proxy form relates. If no such number is inserted, this proxy form will be deemed to relate to all the shares in the Company registered in your name.

3. You are entitled to choose any person to be your proxy. If a person other than the Chairman of the AGM is to be appointed as your proxy, please strike out the words "**THE CHAIRMAN OF THE MEETING**" and insert the full name and address of the proxy to be appointed in the space provided. The proxy need not be a member of the Company. You are entitled to appoint one or more proxies to attend and vote at the meeting. However, if you appoint more than one proxy, you should state the number of shares each of them represents. Any alteration made to this proxy form must be signed by the person who signs the proxy form.

4. **Important:** If you wish to vote for any resolution, tick in the box marked "For". If you wish to vote against any resolution, tick in the box marked "Against". In respect of each of the resolutions, failure to tick either box or failure to indicate as to how to vote on the proxy form returned will entitle your proxy to decide whether to vote and as to how to vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution legally and properly put to the AGM other than those referred to in the Notice of AGM.

5. This proxy form must be signed by you or your attorney duly authorised in writing. If you are a legal entity such as a corporation or an institution, this proxy form must be executed under seal of the legal entity or signed by its director or a duly authorised attorney. All powers of attorney referred to in this Note must be notarised.

6. To be valid, this proxy form and the notarised power of attorney or other documents of authorisation (if any) must be delivered to the Secretarial Office of the Board of Directors of the Company or the Company's H share registrar's address at Hong Kong Registrars Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, as the case may be, not less than 24 hours before the time appointed for the holding of the AGM.

7. When attending the AGM, proxies representing the respective shareholders should present their completed and signed proxy forms and their identity documents.

8. This proxy form should be completed in duplicate. One form should be delivered according to the instructions as set out in Note 6 and the other should be presented by the proxy when attending the AGM according to the instructions as set out in Note 7.

* *For identification purpose only*

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock Code: 1071)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

Reference is made to (a) the announcement dated 14 May 2008 (the "**AGM Notice**") of Huadian Power International Corporation Limited* (the "**Company**") which contained, among other things, the notice for the annual general meeting of the Company for the year ended 31 December 2007 to be held at 9:00 a.m. on Monday, 30 June 2008 at China People's Palace, No.1 Zhenwumiao Road, Xicheng District, Beijing, PRC (中國北京市西城區真武廟路1號中國職工之家) and (b) the circular dated 14 May 2008 (the "**Circular**") which contained, among other things, information relating to (1) Coal Purchase Framework Agreement with Yanzhou Coal for 2008-2010, (2) Financial Services Agreement with Huadian Finance, (3) Proposed Election and Re-Election of Directors and Supervisors and (4) proposed amendments to the Articles of Association. Definitions and terms used in this supplemental notice shall bear the same meanings as those defined in the AGM Notice.

This supplemental notice should be read together with the AGM Notice and the Circular. The purpose of this supplemental notice is to give the Shareholders revised information relating to the election or re-election and appointment of the Directors of the fifth session of the Board.

2. REVISED PROPOSAL FOR THE ELECTION, RE-ELECTION AND APPOINTMENT OF DIRECTORS

It was proposed in Part IV of the letter from the board contained in the Circular (the "**Letter**") and paragraph 13 of the AGM Notice, among other things, that Mr. Cao Peixi, a Director currently in office, will stand for re-election as a Director at the AGM.

As disclosed in an announcement of the Company dated 16 June 2008, Mr. Cao Peixi has resigned as Director, Chairman and the chairman of the Strategic Committee of the fourth session of the Board with effect from the same date. As a result and contrary to the aforesaid proposal, Mr. Cao Peixi will not stand for election as Director at the AGM.

Moreover, China Huadian Corporation*, in its capacity as shareholder of the Company and in accordance with the applicable PRC laws and the articles of association of the Company, has proposed a new ordinary resolution that Mr. Yun Gongmin will be nominated for election as a Director at the AGM, subject to the Shareholders' approval.

Save for the change of the proposal for the election, re-election and appointment of Directors as set out in this announcement, all other aspects of the AGM shall remain unchanged.

3. REVISIONS FOR THE CIRCULAR

In light of the latest proposal regarding the election, re-election and appointment of Directors, the following amendments shall be made to the Circular:

(A) the following paragraph shall be inserted as the new paragraph 1 of the section headed "Retirement of Directors and Supervisors" of Part IV of the Letter:

"It is noted from an announcement of the Company subsequent to this Circular that Mr. Cao Peixi has resigned as Director, Chariman and the chairman of the Strategic Committee of the fourth session of the Board with effect from 16 June 2008. Further particulars in relation to Mr. Cao's resignation can be obtained from the announcement of the Company dated 16 June 2008.";

(B) the column headed "Proposed nomination for re-election or election" under the section headed "Proposed election and re-election of Directors and Supervisors" of Part IV of the Letter currently marked as "Re-election as Director" against the name of Mr. Cao Peixi should be replaced by the phrase "Retired as Director";

(C) "Mr. Yun Gongmin" should be inserted as a new candidate in the column headed "Candidates for Directors/Supervisors" under the section headed "Proposed election and re-election of Directors and Supervisors" of Part IV of the Letter and it should be marked "Election as Director" under the column headed "Proposed nomination for re-election or election" of the same section against the name of "Mr. Yun Gongmin";

(D) references to candidates for Directors in the Circular should include Mr. Yun Gongmin and specifically, except as disclosed in Appendix I to the Circular, Mr. Yun Gongmin confirms that he does not hold any directorship in any listed public company in the last three years, and he does not currently hold any position in any other members of the Company's group. Moreover, Mr. Yun Gongmin confirms that he does not have any relationship with any other Directors, Supervisors, senior management or substantial or controlling shareholder(s) of the Company. As at the date of this supplemental notice, Mr. Yun Gongmin does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong);

(E) the last paragraph of the section headed "Proposed election and re-election of Directors and Supervisors" of Part IV of the Letter should be replaced by the following:

"At the conclusion of the AGM, it is expected that the Board will comprise 12 Directors, namely, Mr. Yun Gongmin, Mr. Chen Feihu, Mr. Meng Fanli, Mr. Chen Jianhua, Ms. Wang Yingli, Mr. Chen Bin, Mr. Zhong Tonglin, Mr. Chu Yu, Mr. Zhao Jinghua, Mr. Ding Huiping, Mr. Wang Chuanshun and Mr. Hu Yuanmu; and the Supervisory Committee will comprise three supervisors, namely, Mr. Li Xiaopeng, Mr. Peng Xingyu and Ms. Zheng Feixue."; and

(F) the following biographical and other details of Mr. Yun Gongmin required to be included in the Circular under the Hong Kong Listing Rules should be inserted as paragraph 1 under the heading "Directors" of Appendix I to the Circular:

*"**Mr. YUN Gongmin**, Chinese, aged 57, graduated from the Heat Energy Engineering Department of Tsinghua University majoring in Auto Manufacturing. He is currently the general manager of China Huadian Corporation. Mr. Yun has served as Deputy Chairman of the board of directors and Chairman of Labor Union of Shenhua Group Corporation Limited and a Non-executive Director of China Shenhua Energy Company Limited, which is listed on the Hong Kong Stock Exchange (stock code: 1088). Mr. Yun has also served as Vice General Secretary of Shanxi Provincial Committee of the Communist Party of China (the "CPC"), Director of the Publicity Department of Shanxi Provincial Committee of CPC, a member of the Standing Committee of Shanxi Provincial Committee of CPC, General Secretary of Taiyuan Municipal Committee of CPC, Vice Governor of Shanxi Province, Vice President of the Inner Mongolia Autonomous Region, Assistant to the President of the Inner Mongolia Autonomous Region, Chief of Yikezhao Banner of Inner Mongolia and General Secretary of Yikezhao Banner Committee of CPC and Director of the Working Committee of the NPC, Yikezhao Banner. Mr. Yun has over 30 years of experience in government administration and industry management."*

4. REVISIONS FOR THE AGM NOTICE

In light of the latest proposal regarding the election, re-election and appointment of Directors, paragraph 13.1 of the AGM Notice should be deleted in its entirely and be replaced by the following:

"13.1 INTENTIONALLY LEFT BLANK".

Moreover, the following paragraph shall be inserted as new paragraph 13.13 of the AGM Notice:

"13.13 Mr. Yun Gongmin".

5. REVISED PROXY FORM

The proxy form ("**Existing Proxy Form**") attached to the AGM Notice has been amended to reflect the latest proposal regarding the election, re-election and appointment of Directors and should be considered as being superseded by the revised proxy form ("**Revised Proxy Form**") enclosed herein. All Existing Proxy Form received by the Company now or in the future will be considered as void and null and invalid for all purposes and intents. Eligible Shareholder who has already submitted Existing Proxy Form to the Company should therefore re-submit the Revised Proxy Form to the Company in accordance with the arrangements set out in the AGM Notice and the Revised Proxy Form. Eligible Shareholder who intends to submit, but has not yet submitted, proxy form should therefore use the Revised Proxy Form.

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date of this notice, the Board comprises Chen Feihu (Vice Chairman, Non- Executive Director), Zhu Chongli (Vice Chairman, Non- Executive Director), Chen Jianhua (Executive Director), Peng Xingyu (Non- Executive Director), Wang Yingli (Non- Executive Director), Chen Bin (Non- Executive Director), Zhong Tonglin (Executive Director), Zhao Jinghua (Independent Non-Executive Director), Ding Huiping (Independent Non-Executive Director), Wang Chuanshun (Independent Non-Executive Director) and Hu Yuanmu (Independent Non-Executive Director).

Beijing, the PRC
16 June 2008

* *For identification purpose only*

END